HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

August 27, 2015

Via EDGAR

Ms. Mary Cole

Ms. Laura E. Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harvest Capital Credit Corporation Post-Effective Amendment No. 3 to Registration Statement on Form N-2 filed on June 12, 2015 (File No. 333-198362) (the “Registration Statement”)

Dear Ms. Cole and Ms. Hatch:

On behalf of Harvest Capital Credit Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on July 21, 2015 and July 24, 2015 regarding the Registration Statement. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 4 to the Registration Statement, which was filed with the SEC on August 27, 2015.

Legal Comments

Prospectus – Front Cover

1.	Comment: The disclosure states that the Company’s investments include investments in “senior debt.” Please explain to the Staff the nature of the Company’s “senior debt” investments.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

U.S. Securities and Exchange Commission

August 27, 2015

Response: The Company informs the Staff that its “senior debt” investments consist of senior secured interests in the underlying portfolio companies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.

Comment: Under the heading “Expenses,” the disclosure states, “In connection with our initial public offering in May 2013, HCAP Advisors, our investment adviser, agreed to permanently waive all or such portion of the incentive fee that it would have otherwise collected from us to the extent necessary to support a minimum dividend yield of 9% for the period of time commencing with our initial public offering through March 31, 2014. The 9% dividend hurdle was based upon our initial public offering price of $15 times the number of shares of our common stock outstanding plus the number of shares of common stock issued pursuant to our dividend reinvestment plan during the waiver period. Incentive fees waived under the waiver agreement totaled $320,827 and were all in the quarter ended March 31, 2014.” Please confirm that the adviser may not recoup fees previously waived under this arrangement.

Response: The Company confirms that the Company’s investment adviser is not entitled to recoup fees previously waived under this arrangement.

Fees and Expenses

3.

Comment: Please advise the Staff whether the estimated administrative expenses included in the Fees and Expenses table reflect and give effect to any applicable cap on the administrative expenses under the Company’s administration agreement, or whether such expenses are reflected on a gross basis without reflecting or giving effect to such a cap.

Response: The Company has updated the “Fees and Expenses” table in the Registration Statement to reflect the estimated administrative expenses under the Company’s administration agreement on a gross basis and without giving effect to any cap on such amounts.

Accounting Comments

4.

Comment: We note that the Company’s Statements of Assets and Liabilities on pages F-2 and F-32 of the Registration Statement contain a line item for “Accounts receivable – other.” Please advise the Staff (1) of what is included in the line item “Accounts receivable – other” and (2) whether the receivable is current.

U.S. Securities and Exchange Commission

August 27, 2015

Response: The Company informs the Staff that the line-item “Accounts receivable – other” in the Statements of Assets and Liabilities as of March 31, 2015, consisted of sales of the Company’s investments that were made during the period reflected in the disclosure, but did not close until after the end of the period and thus were reflected as receivables as of the period end. The line-item also consisted of amendment fees and other fees that were due to the Company from its portfolio companies, but were either not payable in the period presented or were payable and had not been paid as of the period end. The amounts included in “Accounts receivable – other” are generally current, although at March 31, 2015, there was approximately $0.1 million that was not current because those fees were not due at such time and are not due until maturity of the loan. In future filings, the Company intends to include a separate line item on the Statements of Assets and Liabilities for receivables for securities sold (to the extent applicable), while keeping amendment fees and other fees in the line item for “Accounts receivable – other.” In the revised Registration Statement, the line item for “Accounts receivable – other” in the Statements of Assets and Liabilities as of June 30, 2015, consists only of amendment fees and other fees.

5.

Comment: We note that the Company’s Statements of Cash Flows on page F-5 of the Registration Statement contains a line item for “Amendment fees” of $54,299. Please advise the Staff of (1) what is included in this line item for “Amendment fees” and (2) whether these “Amendment fees” are reflected in the Company’s Statements of Operations and, if so, where they are reflected in the Statements of Operations.

Response: The Company informs the Staff that the “amendment fees” on the Statements of Cash Flows for the three months ended March 31, 2015, consist of fees that were earned by the Company and that certain of the Company’s portfolio companies agreed to pay in connection with amendments entered into with those portfolio companies regarding the Company’s applicable debt investment. These “amendment fees” were included in the line-item “Amortization of fees, discounts and premiums, net” in the Statements of Operations for the three months ended March 31, 2015.

6.

Comment: We note that footnote 1 to the schedule of investments identifies the Company’s investments that are not qualifying assets for purposes of Section 55(a) of the Investment Company Act of 1940, as amended. In future filings, please also disclose the percentage of the Company’s total assets that such non-qualifying investments comprise.

Response: The Company has complied with this comment, beginning with its quarterly report on Form 10-Q for the quarter ended June 30, 2015. The Company has also updated the disclosure in the Registration Statement accordingly. See, e.g., footnote 1 on page F-10 of the Registration Statement.

7.

Comment: In future filings, please disclose in the Company’s schedule of investments the effective yield on the Company’s investment in Shinnecock CLO 2006-1, Ltd. and any other CLO investments included in the schedule of investments.

U.S. Securities and Exchange Commission

August 27, 2015

Response: The Company has complied with this comment, beginning with its quarterly report on Form 10-Q for the quarter ended June 30, 2015. The Company has also updated the disclosure in the Registration Statement accordingly. See, e.g., page F-9 of the Registration Statement.

8.	Comment: We note in the schedule of investments that several of the holdings have the same cost and fair value. Please explain to the staff how the valuation of these holdings complies with ASC 820.

Response: As the Staff notes, the Company’s schedule of investments contains several investments for which fair value is listed as equal to cost.  As of March 31, 2015, for example, the Company listed eleven debt investments with fair value equal to amortized cost.  For those investments, the Company, through its fair value assessment process, determined that the fair value of each investment was equivalent to its amortized cost because the transactions were made at arm’s length; the transactions closed in proximity to the valuation date of March 31, 2015 (specifically, March 31, 2015, March 10, 2015, January 30, 2015, October 31, 2014, October 7, 2014, October 3, 2014, and September 10, 2014); there had not been any changes in comparable market yields or the credit profiles of each company during the interim period from closing to March 31, 2015, that, in the Company’s judgment, would warrant an adjustment to the yield at origination; and there had not been any other credit or market events subsequent to the underwriting of the original investments that, in the Company’s judgment, would otherwise warrant such an adjustment.  For these same reasons, the Company, through its fair value assessment process, determined as of December 31, 2014, that the fair value was equivalent to amortized cost for nine of its investments, which closed on October 31, 2014, October 7, 2014, October 3, 2014, September 30, 2014, September 29, 2014, September 10, 2014, and July 7, 2014.  Also for the same reasons noted above, the Company generally values debt investments that close within six months of a relevant measurement date at cost, unless such unique circumstances dictate otherwise.  The Company believes the foregoing is consistent with ASC 820 because it considers whether there have been changes in the borrower’s performance or creditworthiness and whether there have been changes in comparable market yields or leverage levels since the investment was made.  In instances in which the fair value of an investment equals its cost, the Company has determined that neither has changed materially.

Separately, in the case of the revolving lines of credit listed in the Company’s schedule of investments where fair value is listed as equal to amortized cost, the Company determined fair value in accordance with ASC 820. We note that the fair value of those investments was also equivalent to the par value of such investments.

9.

Comment: We note in the schedule of investments that the Company’s investment in Peekay Acquisition, LLC refers to an “Accommodation Fee.” Please (1) explain to the Staff what the “Accommodation Fee” is and (2) whether the “Accommodation Fee” is reflected in the Company’s Statements of Operations and, if so, where it is reflected in the Statements of Operations.

U.S. Securities and Exchange Commission

August 27, 2015

Response: The Company informs the Staff that the “accommodation fee” consists of a 3.00% fee that one of the other lenders to Peekay Acquisition, LLC agreed to pay to the Company so long as the Company maintains its Senior Secured Term Loan investment in Peekay Acquisition, LLC. Since this 3.00% fee is not paid by Peekay Acquisition, LLC under the Senior Secured Term Loan, and would not be required to be paid by the other lender to a purchaser of the Company’s Senior Secured Term Loan investment, it is separately presented as an “accommodation fee” in the schedule of investments. The “accommodation fee” is also included in the cash interest income line of the Company’s Statements of Operations for the three months ended March 31, 2015. In the revised Registration Statement, the Company has included a footnote in the schedule of investments regarding the “accommodation fee.” See, e.g., footnote 9 on page F-11 of the Registration Statement.

10.

Comment: We note that the Company’s schedule of investments at March 31, 2015, refers to two debt investments in Infinite Aegis Group, LLC that were originated on March 10, 2015, and one debt investment originated on August 1, 2013, whereas the Company’s schedule of investments at December 31, 2014, only refers to one debt investment originated on August 1, 2013. Please explain to the Staff the difference in the presentation of the debt investments in Infinite Aegis Group, LLC between the two schedules of investments.

Response: The Company informs the Staff that it has a senior secured term loan investment in Infinite Aegis Group, LLC, that it originated on August 1, 2013. In addition, on March 10, 2015, the Company purchased from another lender (i) an additional senior secured term loan and (ii) a revolving line of credit in Infinite Aegis. As a result, at March 31, 2015, the Company’s schedule of investments reflected three separate debt investments in Infinite Aegis, with origination dates of August 1, 2013, March 10, 2015, and March 10, 2015, as applicable.

11.

Comment: In future filings, please disclose in either the Company’s schedule of investments or in the Notes to the Company’s Financial Statements each unfunded commitment of the Company separately and state the fair value of each such unfunded commitment.

Response: The Company has complied with this comment, beginning with its quarterly report on Form 10-Q for the quarter ended June 30, 2015. The Company has also updated the disclosure in the Registration Statement accordingly. See page F-30 of the Registration Statement.

12.

Comment: We are currently reviewing whether various types of unfunded commitments issued by business development companies should be treated as “senior securities” for purposes of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”). Prior to any final determination by us with respect thereto, we request that the Company confirm that it (1) has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are currently outstanding and (2) will not sell additional shares of its common stock unless it has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale.

U.S. Securities and Exchange Commission

August 27, 2015

As an alternative to the foregoing, the Company may elect to treat its unfunded commitments as “senior securities” for purposes of Section 18 of the 1940 Act. In the event that the Company selects this alternative, please confirm to us that the Company is currently in compliance with the asset coverage requirement contained in Section 18 of the 1940 Act (the “Asset Coverage Requirement”) and will be in compliance therewith when it issues or sells shares of its common stock.

Finally, please provide us with quantitative support of the Company’s compliance with the selected alternative with respect to the Company’s currently outstanding unfunded commitments and, if alternative 1 above has been selected by the Company, specifically identify to us the cash and/or liquid assets being used to cover the Company’s currently outstanding unfunded commitments.

Response: The Company hereby confirms that it (1) has elected to treat its unfunded commitments as “senior securities” for the purposes of Section 18 of the 1940 Act and is currently in compliance with the Asset Coverage Requirement and (2) will not sell additional shares of its common stock unless it is in compliance with the Asset Coverage Requirement immediately after such issuance or sale.

In addition, set forth below is the requested quantitative support for the Company’s current compliance with the Asset Coverage Requirement based on the election noted above and based on the Company’s assets, borrowings, and unfunded commitments as of June 30, 2015:

Total Net Assets Plus Borrowings (or Total Assets Less Liabilities Other Than Borrowings)	$132,810,812
Borrowings	$42,297,637
Unfunded Commitments	$5,591,599
Total Borrowings and Unfunded Commitments	$47,889,236
Asset Coverage	277.33%

U.S. Securities and Exchange Commission

August 27, 2015

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas